Exhibit 99.8

PRESS RELEASE

TotalEnergies Acquires 3 Start-ups
in the Electricity Business

Paris, December 12, 2023 – To contribute to the acceleration of its development in the electricity business, TotalEnergies acquires three start-ups that have benefited from its TotalEnergies On acceleration program based at STATION F in Paris. The success of the collaborations and tests carried out during their participation in the program has led TotalEnergies to negotiate their acquisition and integration into its business units which with they collaborated.

With the acquisition of Dsflow, TotalEnergies will provide its multi-site, electricity-intensive B2B customers with an innovative Software-as-a-Service solution (SaaS) to pilot their asset in real time and optimize their procurement strategy.

TotalEnergies has also decided to integrate the software platform developed by NASH Renewables to optimize the design and operating parameters of its renewable projects, with a design-to-value approach. By factoring in the impact of the sites' geographical specificities on the captured market prices, this platform will enable TotalEnergies to improve their profitability, thus contributing positively to our profitability target of 12 % ROACE by 2028 for this business segment.

TotalEnergies will improve the performance of its trading operations by internalizing Predictive Layer's machine learning and artificial intelligence solutions, which focuses on energy price forecasting on both physical and derivatives markets, as well as other tailor-made forecast modeling of demand, supply, production, or non-commodity trading.

TotalEnergies is also taking control of Time2plug (with a 56% stake) to facilitate and accelerate the deployment of EV charging points in France for its small B2B customers, notably thanks to the start-up's marketplace where customers can obtain instant quotes and tap into a certified in-house installer network in a highly efficient way thanks to the digitization of the entire process.

TotalEnergies has also signed commercial contracts with ten other start-ups who took part in the acceleration program, to continue to benefit from their innovations.

" We are delighted with the acquisition of Dsflow, Nash Renewables and Predictive Layer, and we welcome their teams to TotalEnergies. We are also pleased with our partnership with Time2plug. All these solutions will enable us to improve our B2B offers; the development of our renewable projects; our market analyses; and the deployment of EV charging points,” said Stéphane Michel, President, Gas Renewables & Power at TotalEnergies. “These operations testify to the effectiveness of our “TotalEnergies On” acceleration program, which enables us to identify, accelerate and, for the most relevant, forge partnerships with promising start-ups.”

Since its launch in May 2022, TotalEnergies On has already supported 19 start-ups during 2 six-month sessions, and the program is currently welcoming its third cohort, composed of ten participants. They are all working on digital solutions relating to electricity: renewable production; storage; distributed electricity management; trading; retail; and electric mobility. The fourth session will begin in April 2024: interested companies can submit an application before January 26, 2024, on our website at https://accelerator.totalenergies.com

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TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. At the end of 2023, TotalEnergies’ gross renewable electricity generation installed capacity was 22 GW. TotalEnergies will continue to expand this business to reach 35 GW in 2025 and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more durable, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

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